UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM N-6F

NOTICE OF INTENT TO ELECT TO BE SUBJECT TO SECTIONS 55 THROUGH 65
OF THE INVESTMENT COMPANY ACT OF 1940

The undersigned hereby notifies the Securities and Exchange Commission that it intends to file a notification of election to be subject to sections 55 through 65 of the Investment Company Act of 1940 (the “Act”) and in connection with such notice submits the following information:

Name:	Yorke Capital Corporation

Address of Principal Business Office:	222 South Main Street, Suite 500 Salt Lake City, UT 84101

Telephone Number:	(385) 282-5164

Name and Address of Agent for Service of Process:	Ronald W. Daw Chief Executive Officer Yorke Capital Corporation 222 South Main Street, Suite 500 Salt Lake City, UT 84101

The undersigned company hereby notifies the Securities and Exchange Commission that it intends to file a notification of election to be subject to sections 55 through 65 of the Act within ninety days of the date of this filing. The company would be excluded from the definition of an investment company by section 3(c)(1) of the Act, except that it presently proposes to make a public offering of its securities as a business development company.

SIGNATURE

Pursuant to the requirements of section 6(f) of the Act, the undersigned company has caused this notice of intent to elect to be subject to sections 55 through 65 of the Act pursuant to section 54(a) of the Act to be duly executed on its behalf in the city of Salt Lake and the State of Utah on the 11th day of March, 2014.

Yorke Capital Corporation

/s/ Ronald W. Daw
Name: Ronald W. Daw Title: Chief Executive Officer

Attest:	/s/ N. Dan Reeve
Name: N. Dan Reeve, Director